SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Yeoui-daero, Youngdungpo-gu, Seoul, 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Submission of Audit Report

1.	Name of external auditor	: Samjong Accounting Corporation

2.	Date of receiving external audit report	: February 29, 2012

3.	Auditor’s opinion

	FY 2011	FY 2010
Audit Report on Non-consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Non-consolidated Financial Statements

(Unit: KRW, Korean GAAP, Non-consolidated)
Items	FY 2011	FY 2010
Total Assets	24,273,964,388,446	23,157,997,621,635
Total Liabilities	14,587,047,612,976	12,287,322,940,465
Total Shareholders’ Equity	9,686,916,775,470	10,870,674,681,170
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	23,471,308,498,207	25,004,257,514,317
Operating Income	(1,251,083,179,874)	1,024,394,434,278
Ordinary Income	(1,341,974,539,017)	1,052,005,021,546
Net Income	(991,032,212,443)	1,002,648,296,363
Total Shareholders’ Equity / Capital Stock	541.4%	607.6%

LG DISPLAY CO., LTD.

Financial Statements

For the Years Ended December 31, 2011 and 2010

(With Independent Auditors’ Report Thereon)

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying statements of financial position of LG Display Co., Ltd (the “Company”) as of December 31, 2011 and 2010 and the related statements of comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010 and its financial performance and its cash flows for the years then ended, in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 20 to the financial statements, LG Display Co., Ltd. has been under investigations by antitrust authorities in Korea and other countries with respect to possible anti-competitive activities in the LCD industry and named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits in connection with the alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

LG DISPLAY CO., LTD.

Notes to Financial Statements

For the years ended December 31, 2011 and 2010

KPMG Samjong Accounting Corp.

Seoul, Korea

February 22, 2012

This report is effective as of February 22, 2012, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Statements of Financial Position

As of December 31, 2011 and 2010

(In millions of won)	Note	December 31, 2011		December 31, 2010
Assets
Cash and cash equivalents	6	(Won)	604,890	889,784
Deposits in banks	6, 13		815,000	1,503,000
Trade accounts and notes receivable, net	7, 13, 19, 23		3,789,332	3,883,433
Other accounts receivable, net	7, 13		102,097	301,543
Other current financial assets	9, 13		2,976	34,828
Inventories	8		1,912,710	1,759,965
Other current assets	7		99,759	127,320

Total current assets			7,326,764	8,499,873

Investments	10		1,386,313	1,279,831
Other non-current financial assets	9, 13		75,080	64,020
Deferred tax assets	30		1,329,905	979,323
Property, plant and equipment, net	11		13,522,553	11,688,061
Intangible assets, net	12		479,510	483,260
Other non-current assets	7, 13		153,839	163,630

Total non-current assets			16,947,200	14,658,125

Total assets		(Won)	24,273,964	23,157,998

Liabilities
Trade accounts and notes payable	23	(Won)	3,752,724	2,986,383
Current financial liabilities	13, 14		808,576	1,906,112
Other accounts payable			3,690,913	2,373,083
Accrued expenses			342,973	374,177
Income tax payable			—	104,044
Provisions			278,179	634,815
Advances received			593,436	57,498
Other current liabilities	18		18,532	17,757

Total current liabilities			9,485,333	8,453,869

Non-current financial liabilities	13, 14		3,714,001	2,470,667
Non-current provisions			5,419	8,773
Employee benefits	17		146,266	78,406
Long-term advances received	19		668,914	945,287
Other non-current liabilities	18		567,114	330,321

Total non-current liabilities			5,101,714	3,833,454

Total liabilities			14,587,047	12,287,323

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(3,944)	(7,795)
Retained earnings	22		5,650,669	6,838,278

Total equity			9,686,917	10,870,675

Total liabilities and equity		(Won)	24,273,964	23,157,998

See accompanying notes to the financial statements.

LG DISPLAY CO., LTD.

Statements of Comprehensive Income (Loss)

For the years ended December 31, 2011 and 2010

(In millions of won, except earnings per share)	Note	2011		2010
Revenue	23, 24	(Won)	23,471,309	25,004,257
Cost of sales	8, 23		(22,982,517)	(22,011,362)

Gross profit			488,792	2,992,895

Other income	25		858,670	967,229
Selling expenses	16		(400,531)	(484,714)
Administrative expenses	16		(467,547)	(434,825)
Research and development expenses			(672,225)	(670,912)
Other expenses	25		(1,058,242)	(1,345,279)

Results from operating activities			(1,251,083)	1,024,394

Finance income	28		173,106	242,917
Finance costs	28		(248,381)	(200,672)
Other non-operating loss, net			(15,617)	(14,634)

Profit (loss) before income tax			(1,341,975)	1,052,005
Income tax expense (benefit)	29		(350,943)	49,357

Profit (loss) for the year			(991,032)	1,002,648

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	28		4,790	12,270
Defined benefit plan actuarial gain (loss)	17, 29		(23,728)	4,480
Income tax benefit (expense) on other comprehensive income items	29		5,120	(4,013)

Other comprehensive income (loss) for the year, net of income tax			(13,818)	12,737

Total comprehensive income (loss) for the year		(Won)	(1,004,850)	1,015,385

Earning (loss) per share
Basic earnings (loss) per share	31	(Won)	(2,770)	2,802

Diluted earnings (loss) per share	31	(Won)	(2,770)	2,726

See accompanying notes to the financial statements.

LG DISPLAY CO., LTD.

Statements of Changes in Equity

For the years ended December 31, 2011 and 2010

(In millions of won)	Note	Share capital		Share premium	Fair value reserve	Retained earnings	Total equity
Balances at January 1, 2010		(Won)	1,789,079	2,251,113	(17,366)	6,011,372	10,034,198

Total comprehensive income for the year
Profit for the year			—	—	—	1,002,648	1,002,648

Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax			—	—	9,571	—	9,571
Defined benefit plan actuarial gain, net of tax			—	—	—	3,166	3,166

Total other comprehensive income			—	—	9,571	3,166	12,737

Total comprehensive income for the year		(Won)	—	—	9,571	1,005,814	1,015,385

Transaction with owners, recorded directly in equity
Dividends to equity holders	22		—	—	—	(178,908)	(178,908)

Balances at December 31, 2010		(Won)	1,789,079	2,251,113	(7,795)	6,838,278	10,870,675

Balances at January 1, 2011		(Won)	1,789,079	2,251,113	(7,795)	6,838,278	10,870,675

Total comprehensive loss for the year
Loss for the year			—	—	—	(991,032)	(991,032)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax			—	—	3,851	—	3,851
Defined benefit plan actuarial loss, net of tax			—	—	—	(17,669)	(17,669)

Total other comprehensive income (loss)			—	—	3,851	(17,669)	(13,818)

Total comprehensive income (loss) for the year		(Won)	—	—	3,851	(1,008,701)	(1,004,850)

Transaction with owners, recorded directly in equity
Dividends to equity holders	22		—	—	—	(178,908)	(178,908)

Balances at December 31, 2011		(Won)	1,789,079	2,251,113	(3,944)	5,650,669	9,686,917

See accompanying notes to the financial statements.

LG DISPLAY CO., LTD.

Statements of Cash Flows

For the years ended December 31, 2011 and 2010

(In millions of won)	Note	2011		2010
Cash flows from operating activities:
Profit (loss) for the year		(Won)	(991,032)	1,002,648
Adjustments for:
Income tax expense (benefit)	29		(350,943)	49,357
Depreciation	11		3,150,862	2,487,743
Amortization of intangible assets	12		230,119	161,298
Gain on foreign currency translation			(52,612)	(62,443)
Loss on foreign currency translation			99,680	33,591
Gain on disposal of property, plant and equipment			(642)	(2,289)
Loss on disposal of property, plant and equipment			96	211
Loss on disposal of intangible assets			1,588	—
Impairment loss on intangible assets			4,535	—
Finance income			(97,671)	(236,293)
Finance costs			219,511	153,341
Other income			(25,027)	(50,427)
Other expenses			321,196	708,493
Other non-operating losses			7	275

			2,509,667	4,245,505

Change in trade accounts and notes receivable			126,849	(635,100)
Change in other accounts receivable			9,114	(648)
Change in other current assets			90,349	(21,366)
Change in inventories			(152,745)	(455,550)
Change in other non-current assets			(39,524)	(53,742)
Change in trade accounts and notes payable			739,969	978,120
Change in other accounts payable			104,642	26,032
Change in accrued expenses			(86,631)	29,812
Change in other current liabilities			(40,671)	30,134
Change in long-term advance received			281,975	379,105
Change in other non-current liabilities			18,161	8,417
Change in provisions			(208,391)	(290,536)
Change in defined benefit obligation			(69,535)	(103,575)

Cash generated from operating activities			3,283,229	4,136,608
Income taxes paid			(106,735)	(202,283)
Interest received			62,704	109,820
Interest paid			(135,480)	(101,984)

Net cash from operating activities		(Won)	3,103,718	3,942,161

See accompanying notes to the financial statements.

LG DISPLAY CO., LTD.

Statements of Cash Flows, Continued

For the years ended December 31, 2011 and 2010

(In millions of won)	Note	2011		2010
Cash flows from investing activities:
Dividends received		(Won)	42,620	78,191
Proceeds from withdrawal of deposits in banks			2,401,500	5,400,000
Increase in deposits in banks			(1,713,500)	(4,403,000)
Increase in short-term loans			—	(66,051)
Proceeds from collection of short-term loans			67,195	—
Acquisition of investments			(214,114)	(349,080)
Proceeds from disposal of investments			2,045	20,530
Acquisition of property, plant and equipment			(3,790,353)	(4,500,591)
Proceeds from disposal of property, plant and equipment			857	3,735
Acquisition of intangible assets			(207,961)	(210,853)
Grant received			1,605	46
Receipt from (payment for) settlement of derivatives			23,784	(14,781)
Acquisition of other non-current financial assets			(58,526)	(46,979)
Proceeds from disposal of other non-current financial assets			167,059	8,375
Acquisition of businesses, net of cash acquired			—	(72,472)

Net cash used in investing activities			(3,277,789)	(4,152,930)

Cash flows from financing activities:
Proceeds from short-term borrowings			1,024,026	786,896
Repayment of short-term borrowings			(2,116,604)	(457,754)
Issuance of debentures			1,145,209	1,117,437
Proceeds from long-term borrowings			941,921	445,589
Repayment of long-term borrowings			—	(120,000)
Repayment of current portion of long-term debt			(926,467)	(1,197,031)
Payment of cash dividend	22		(178,908)	(178,908)

Net cash provided by (used in) financing activities			(110,823)	396,229

Net increase (decrease) in cash and cash equivalents			(284,894)	185,460
Cash and cash equivalents at 1 January			889,784	704,324

Cash and cash equivalents at 31 December		(Won)	604,890	889,784

See accompanying notes to the financial statements.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea, to which the Company moved in December 2011. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light-Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2011, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common shares.

As of December 31, 2011, the Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2011, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2011, there are 20,924,578 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Consolidated and Separate Financial Statements presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The financial statements were authorized for issuance by the Board of Directors on January 26, 2012.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value

•	financial instruments at fair value through profit or loss measured at fair value

•	available-for-sale financial assets measured at fair value

•	liabilities for cash-settled share-based payment arrangements measured at fair value and

•	liabilities for defined benefit plans recognized as the present value of defined benefit obligation less the fair value of plan assets

(c)	Functional and Presentation Currency

The financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(c))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provision (note 3.(i) and 20)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 30)

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its financial statements are as follows:

(a)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or previous financial statements shall be recognized in profit or loss in the period in which they arise.

(b)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

(c)	Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Company classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to acquisition are recognized in profit or loss as incurred. As of December 31, 2011, financial liabilities at fair value through profit or loss of the Company consist of convertible bonds.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2011, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments, including hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

The Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company’s management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(c)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(d)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other income and expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(e)	Borrowing Costs

The Company capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(f)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii) Grants for compensating the Company’s expenses incurred

Grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognized as income of the period in which it becomes receivable.

(g)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(g)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(g)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*) Capitalized development costs are amortized over the useful life considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(h) Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(h) Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(h) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(i) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(j) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(j) Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

In measuring the defined benefit liability, the Company recognizes past service cost immediately when the benefits are vested immediately following the introduction of a defined benefit plan.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(k)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the statements of comprehensive income.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(l)	Operating Segments

In accordance with K-IFRS 1108, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements, not in these financial statements.

(m)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

Foreign exchange gains and losses arising from monetary assets and liabilities denominated in currencies other than functional currencies are presented separately when they are related to investing and financing activities.

(n)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(n)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

An entity offsets deferred tax assets and deferred tax liabilities if, and only if, the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority.

(o)	Earnings (Loss) per Share

The Company presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(p)	New Standards and Interpretations Not Yet Adopted

The following accounting standards, interpretations and amendments will be effective for annual periods beginning after January 1, 2012, and have not been applied in preparing these financial statements.

(i) K-IFRS No. 1107, Financial Instruments : Disclosures

The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still has their specific risks and rewards, the amendments require additional disclosures on their effect of the risks. The amendments will be applied prospectively for the Company’s annual periods beginning on or after July 1, 2011.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

3.	Summary of Significant Accounting Policies, Continued

(p)	New Standards and Interpretations Not Yet Adopted, Continued

(ii) K-IFRS No. 1113, Fair value measurement

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Company’s annual periods beginning on or after January 1, 2013.

Management is in the process of evaluating the impact, if any, of applying these standards and interpretations on its financial position and results of operations.

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Derivatives

For forward contracts, if a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company and counterparty when appropriate.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

4.	Determination of Fair Value, Continued

(e)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f)	Share-based Payment Transactions

The fair value of the employee share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(g)	Assets Acquired in a Business Combination

(i) Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(ii) Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values.

(iii) Intangible assets

The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of technology acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

5.	Risk Management

(a)	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks.

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD and JPY.

The Company uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Company adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a means to settle payables for the facilities.

Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. There are no interest rate swaps contract as of December 31, 2011 and 2010 to hedge interest rate risk at this time.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

5.	Risk Management, Continued

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2011		December 31, 2010
Total liabilities	(Won)	14,587,047	12,287,323
Total equity		9,686,917	10,870,675
Cash and deposits in banks (*)		1,419,890	2,392,784
Borrowings		4,515,608	4,375,823
Total liabilities to equity ratio		151%	113%
Net borrowings to equity ratio		32%	18%

(*)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Current assets
Cash and cash equivalents
Demand deposits	(Won)	604,890	889,784
Deposits in banks
Time deposits	(Won)	800,000	1,500,000
Restricted cash		15,000	3,000

	(Won)	815,000	1,503,000

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Trade, net	(Won)	146,255	95,642
Due from related parties		3,643,077	3,787,791

	(Won)	3,789,332	3,883,433

As of December 31, 2011, trade accounts and notes receivable sold to financial institutions, but current and outstanding, amount to (Won)71,543 million. For the years ended December 31, 2011 and 2010, the Company recognized loss on disposal of trade accounts and notes receivable of (Won)228 million and (Won)358 million, respectively.

(b)	Other accounts receivable at the reporting date is as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Current assets
Non-trade accounts receivable, net	(Won)	86,630	209,889
Accrued income		15,467	24,459
Short-term loans		—	67,195

	(Won)	102,097	301,543

Due from related parties included in other accounts receivable, as of December 31, 2011 and 2010 is (Won)2,691 million and (Won)78,511 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Current assets
Advance payments	(Won)	8,913	5,905
Prepaid expenses		36,990	39,532
Value added tax refundable		45,685	81,883
Prepaid income taxes		8,171	—

	(Won)	99,759	127,320

Non-current assets
Long-term prepaid expenses	(Won)	153,839	163,630

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Finished goods	(Won)	592,247	630,374
Work-in-process		767,056	606,486
Raw materials		415,009	364,160
Supplies		138,398	158,945

	(Won)	1,912,710	1,759,965

The amount of the inventories recognized as cost (cost of sales) and valuation loss (reversals) on inventories as cost of sales are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Inventories recognized as cost of sales	(Won)	22,982,517	22,011,362
Including: (reversals of) inventory write-downs		(26,563)	56,241

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Current assets
Deposits	(Won)	2,976	25,574
Derivatives not used for hedging		—	9,254

	(Won)	2,976	34,828

Non-current assets
Guarantee deposits with banks	(Won)	13	13
Financial assets at fair value through profit or loss		—	8,927
Available-for-sale financial assets		11,830	38,132
Long-term loans		600	—
Deposits		62,637	16,948

	(Won)	75,080	64,020

(b)	As of December 31, 2011, there are no financial assets at fair value through profit or loss. Financial assets at fair value through profit or loss as of December 31, 2010 were as follow:

(In millions of won)
	Acquisition cost		Fair value
Everlight Electronics Co. Ltd.	(Won)	7,628	8,927

The financial assets at fair value through profit or loss are debt securities with embedded derivatives that otherwise would have been classified as available-for-sale. For the year ended December 31, 2011, the Company has exercised the put option attached to the debt securities in full.

(c)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Non-current assets
Debt securities
Government bonds	(Won)	2,838	2,346
Hydis Technologies Co., Ltd.		—	26,085
Equity securities
E Ink Holdings, Inc. (formerly, Prime View International Co., Ltd)	(Won)	6,319	9,701
Intellectual Discovery, Ltd.		2,673	—

	(Won)	11,830	38,132

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

10.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)	Location	Selling or Manufacturing	December 31, 2011			December 31, 2010
Overseas Subsidiaries			Percentage of ownership	Book value		Percentage of ownership	Book value
LG Display America, Inc.(*1)	California, U.S.A.	Sell TFT-LCD products	100%	(Won)	—	100%	(Won)	—
LG Display Germany GmbH	Dusseldorf, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.(*2)	Nanjing, China	Manufacture and Sell TFT- LCD products	100%		509,277	100%		459,296
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093
LG Display Poland Sp. zo. o.	Wroclaw, Poland	Manufacture and Sell TFT- LCD products	80%		157,864	80%		157,864
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture and Sell TFT- LCD products	90%		157,268	90%		157,268
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250
L&T Display Technology (Xiamen) Limited	Xiamen, China	Manufacture LCD module and TV sets	51%		7,146	51%		7,146
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture and Sell TFT- LCD products	100%		44,628	100%		44,628
L&I Electronic Technology (Dongguan) Limited	Dongguan, China	Manufacture and Sell e- Book devices	51%		2,885	51%		2,885
Image&Materials, Inc.(*3)	Domestic	Manufacture EPD materials	100%		41,000	100%		35,000
LUCOM Display Technology (Kunshan) Limited(*4)	Kunshan, China	Manufacture notebook borderless hinge-up	51%		8,594	51%		2,652
LG Display U.S.A Inc. (*5)	Texas, U.S.A	Manufacture TFT-LCD products	100%		12,353	Incorporated in 2011
LG Display Reynosa S.A.de C.V.(*5)	Reynosa, Mexico	Manufacture TFT-LCD products	1%		92	Incorporated in 2011

				(Won)	1,035,329		(Won)	960,961

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

10.	Investments, Continued

(*1)	LG Display America, Inc. (“LGDUS”) was sentenced to pay a fine of USD400 million by the U.S. Government in 2008, which LGDUS recorded as a loss. The Company recorded the cumulative loss of LGDUS, mostly related to the fine, in excess of the Company’s investment in LGDUS as long-term other accounts payable. In June 2011, the Company contributed (Won)86,520 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There was no change in the Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In January and June 2011, the Company contributed (Won)14,363 million and (Won)35,618 million, respectively, in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There were no changes in the Company’s ownership percentage in LGDNJ as a result of these additional investments.
(*3)	In June and September 2011, the Company contributed (Won)3,000 million each, an aggregate of (Won)6,000 million, in cash for the capital increase of Image & Materials, Inc. (“I&M”). There were no changes in the Company’s ownership percentage in I&M as a result of these additional investments.
(*4)	In February and April 2011, the Company contributed (Won)3,417 million and (Won)2,525 million, respectively, in cash for the capital increase of LUCOM Display Technology (Kunshan) Limited (“LUCOM”). There were no changes in the Company’s ownership percentage in LUCOM as a result of these additional investments
(*5)	In October and November 2011, LG Display U.S.A Inc. (“LGDUH”) and LG Display Reynosa S.A.de C.V (“LGDRS”) were incorporated in Texas, U.S.A and Reynosa, Mexico, respectively, for LCD module production. As of December 31, 2011, the Company wholly owns LGDUH and LGDRS as the Company has 1% equity of LGDRS in which LGDUH has 99% equity. As of December 31, 2011, the capital stock of LGDUH and LGDRS amounts to (Won)12,353 million and (Won)9,200 million, respectively.

(b)	Investments in joint ventures consist of the following:

(In millions of won)

			December 31, 2011			December 31, 2010
Joint Ventures	Location	Selling or Manufacturing	Percentage of ownership	Book value		Percentage of ownership	Book value
Suzhou Raken Technology Ltd.	China	Manufacture and sell LCD modules and LCD TV set	51%	(Won)	108,266	51%	(Won)	108,266
Guangzhou New Vision Technology Research and Development Ltd.	China	R&D on design of LCD modules and LCD TV set	50%		4,569	50%		4,569
Global OLED Technology LLC	U.S.A.	Managing and utilizing OLED patents	33%		53,282	33%		53,282

				(Won)	166,117		(Won)	166,117

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

10.	Investments, Continued

(c)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2011			December 31, 2010
Associates	Location	Selling or Manufacturing	Percentage of ownership	Book value		Percentage of ownership	Book value
Paju Electric Glass Co., Ltd. (*1)	Domestic	Manufacture electric glass for flat-panel displays	40%	(Won)	45,089	40%	(Won)	40,689
TLI Inc.	Domestic	Manufacture and sell semiconductor parts	12%		12,565	12%		12,565
AVACO Co., Ltd.	Domestic	Manufacture and sell equipment for flat-panel displays	20%		6,021	20%		6,021
New Optics Ltd.	Domestic	Manufacture back light parts for TFT-LCDs	42%		14,221	42%		14,221
LIG ADP Co., Ltd.	Domestic	Develop and manufacture the equipment for flat-panel display	13%		6,330	13%		6,330
WooRee LED Co., Ltd. (*2)	Domestic	Manufacture LED back light unit packages	30%		11,900	30%		11,900
Dynamic Solar Design Co., Ltd. (*3)	Domestic	Manufacture and sell solar battery and flat-panel displays	40%		1,538	40%		6,067
RPO, Inc. (*3)	Australia	Develop digital waveguide touch technology	26%		—	26%		14,538
LB Gemini New Growth Fund No.16(*4)	Domestic	Invest in small and middle sized companies and to benefit from M&A opportunities	31%		14,461	31%		8,280
Can Yang Investments Limited(*5)	China	Develop and manufacture and sell TFT-OLEDs	12%		17,516	15%		17,516
YAS Co., Ltd.(*6)	Domestic	Develop and manufacture deposition equipment for OLEDs	19%		10,000	20%		10,000
Eralite Optoelectronics (Jiangsu) Co., Ltd.	China	Manufacture LED Packages	20%		4,626	20%		4,626
Narenanotech Corporation (*7)	Domestic	Manufacture and sell equipment for flat-panel displays	23%		30,000	Acquired in 2011
Avatec. Co., Ltd. (*8)	Domestic	Manufacture and sell glass for flat-panel displays	20%		10,600	Acquired in 2011

				(Won)	184,867		(Won)	152,753

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

10.	Investments, Continued

(*1)	In April 2011, the Company acquired 440,000 common shares of Paju Electric Glass Co., Ltd.(“PEG”) at (Won)4,400 million in cash. There were no changes in the Company’s ownership percentage in PEG as a result of this additional investment.
(*2)	As of December 31, 2011, the Company’s percentage ownership in the investee represents the Company’s holdings of common shares over total common shares issued.
(*3)	In 2011, the entire carrying amount of the investment in RPO, Inc. amounting to (Won)14,538 million, which was acquired for research and development on Digital Waveguide Touch technology in 2009, has been fully impaired as the recovery of the investment is no longer probable. In addition, the Company recognized an impairment loss of (Won)4,529 million for the difference between the carrying amount of and the recoverable amount from the investment in Dynamic Solar Design Co., Ltd., which was acquired to develop, manufacture and sell solar battery and flat-panel display in 2009.
(*4)	The Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). The Company was paid (Won)1,356 million and (Won)689 million in February and June 2011, respectively, by the Fund and made an additional cash investment of (Won)8,226 million in the Fund during the year ended December 31, 2011. As of December 31, 2011, the Company has a 31% equity interest in the Fund and is committed to make investments of up to an aggregate of (Won)30,000 million.
(*5)	In 2011, the Company’s ownership in Can Yang Investments Limited was reduced from 15% to 12% since the Company did not participate in Can Yang Investments Limited’s capital increase. The Company has the right to assign a director in the board of directors of Can Yang Investments Limited.
(*6)	In 2011, the Company’s ownership in YAS Co., Ltd. was reduced from 20% to 19% since the Company did not participate in YAS Co., Ltd.’s capital increase. The Company has the right to assign a director in the board of directors of YAS Co., Ltd.
(*7)	In April 2011, the Company acquired 1,600,000 common shares of Narenanotech Corporation (“NARENANOTECH”), which manufactures and sells equipment for flat panel displays, for (Won)20,000 million in cash. In June 2011, the Company acquired an additional 800,000 common shares for (Won)10,000 million in cash. As of December 31, 2011, 23% of NARENANOTECH is owned by the Company and the Company has the right to assign a director in the board of directors of NARENANOTECH.
(*8)	In December 2011, the Company acquired 2,650,000 common shares (20%) of Avatec. Co., Ltd., which manufactures and sells glass for flat panel displays, for (Won)10,600 million. The Company has the right to assign two directors in the board of directors of Avatec. Co., Ltd.

For the years ended December 31, 2011 and 2010, the received dividends from subsidiaries, joint ventures and associates are (Won)42,620 million and (Won)78,191 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2011 are as follows:

(In millions of won)

	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2011	(Won)	442,322	3,172,426	22,851,385	586,548	2,659,934	149,529	29,862,144
Accumulated depreciation as of January 1, 2011		—	(760,584)	(16,819,046)	(478,715)	—	(115,738)	(18,174,083)

Book value as of January 1, 2011		442,322	2,411,842	6,032,339	,107,833	2,659,934	33,791	11,688,061
Additions		—	—	—	—	4,987,278	—	4,987,278
Depreciation		—	(157,106)	(2,936,115)	(47,410)	—	(10,231)	(3,150,862)
Disposals		—	—	(215)	(104)	—	—	(319)
Others(*2)		1,290	208,973	3,966,766	55,506	(4,256,907)	24,372	—
Subsidy decrease (increase)		—	(22)	(1,583)	—	—	—	(1,605)

Book value as of December 31, 2011	(Won)	443,612	2,463,687	7,061,192	115,825	3,390,305	47,932	13,522,553

Acquisition cost as of December 31, 2011	(Won)	443,612	3,381,625	26,729,966	615,078	3,390,305	162,961	34,723,547

Accumulated depreciation as of December 31, 2011	(Won)	—	(917,938)	(19,668,774)	(499,253)	—	(115,029)	(21,200,994)

(*1)	As of December 31, 2011, construction-in-progress relates to construction of plants, and machinery and equipment.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2010 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2010	(Won)	394,804	2,983,532	19,039,283	508,860	1,503,599	139,954	24,570,032
Accumulated depreciation as of January 1, 2010		—	(615,891)	(14,671,649)	(443,541)	—	(108,688)	(15,839,769)

Book value as of January 1, 2010		394,804	2,367,641	4,367,634	65,319	1,503,599	31,266	8,730,263
Additions		—	—	—	—	5,4434,912	—	5,443,912
Depreciation		—	(145,463)	(2,296,986)	(36,735)	—	(8,559)	(2,487,743)
Disposals		(128)	(288)	(1,451)	(63)	—	(4)	(1,934)
Others(*2)		47,646	189,670	3,960,097	79,312	(4,287,577)	10,852	—
Acquisition in the business combination		—	—	2,990	—	—	236	3,226
Subsidy decrease (increase)		—	282	55	—	—	—	337

Book value as of December 31, 2010	(Won)	442,322	2,411,842	6,032,339	107,833	2,659,934	33,791	11,688,061

Acquisition cost as of December 31, 2010	(Won)	442,322	3,172,426	22,851,385	586,548	2,659,934	149,529	29,862,144

Accumulated depreciation as of December 31, 2010	(Won)	—	(760,584)	(16,819,046)	(478,715)	—	(115,738)	(18,174,083)

(*1)	As of December 31, 2010, construction-in-progress relates to construction of plants, and machinery and equipment.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Capitalized borrowing costs	(Won)	21,903	21,214
Capitalization rate		3.65%	3.97%

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2011 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2011	(Won)	507,851	272,515	47,146	237,535	11,442	24,011	11,074	14,593	13,076	1,139,243
Accumulated amortization as of January 1, 2011		(436,151)	(93,613)	—	(113,395)	—	(2,300)	(742)	—	(9,782)	(655,983)

Book value as of January 1, 2011		71,700	178,902	47,146	124,140	11,442	21,711	10,332	14,593	3,294	483,260
Additions-internally developed		—	—	—	123,688	—	—	—	—	—	123,688
Other additions		21,890	—	2,931	—	83,983	—	—	—	—	108,804
Amortization (*1)		(11,496)	(78,191)	—	(134,826)	—	(3,424)	(1,110)	—	(1,072)	(230,119)
Disposals		(1,588)	—	—	—	—	—	—	—	—	(1,588)
Impairment loss		—	—	(4,535)	—	—	—	—	—	—	(4,535)
Transfer from construction-in-progress		—	84,606	—	—	(84,606)	—	—	—	—	—

Book value as of December 31, 2011	(Won)	80,506	185,317	45,542	113,002	10,819	18,287	9,222	14,593	2,222	479,510

Acquisition cost as of December 31, 2011	(Won)	523,849	357,121	50,077	361,223	10,819	24,011	11,074	14,593	13,076	1,365,843

Accumulated amortization as of December 31, 2011	(Won)	(443,343)	(171,804)	—	(248,221)	—	(5,724)	(1,852)	—	(10,854)	(881,798)

Accumulated impairment loss as of December 31, 2011	(Won)	—	—	(4,535)	—	—	—	—	—	—	(4,535)

Remaining amortization period (year)		7.46	2.49	N/A	0.55	N/A	5.33	8.33	N/A	2.60

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2010 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2010	(Won)	488,682	170,139	44,993	100,672	18,008	—	—	—	13,076	835,570
Accumulated amortization as of January 1, 2010		(426,084)	(39,674)	—	(20,218)	—	—	—	—	(8,709)	(494,685)

Book value as of January 1, 2010		62,598	130,465	44,993	80,454	18,008	—	—	—	4,367	340,885
Additions-internally developed		—	—	—	135,090	—	—	—	—	—	135,090
Other additions		19,169	—	2,153	—	95,696	—	—	—	—	117,018
Acquisition in the business combination		—	114	—	1,773	—	24,011	11,074	14,593	—	51,565
Amortization (*1)		(10,067)	(53,939)	—	(93,177)	—	(2,300)	(742)	—	(1,073)	(161,298)
Transfer from construction-in-progress		—	102,262	—	—	(102,262)	—	—	—	—	—
Book value as of December 31, 2010	(Won)	71,700	178,902	47,146	124,140	11,442	21,711	10,332	14,593	3,294	483,260

Acquisition cost as of December 31, 2010	(Won)	507,851	272,515	47,146	237,535	11,442	24,011	11,074	14,593	13,076	1,139,243

Accumulated amortization as of December 31, 2010	(Won)	(436,151)	(93,613)	—	(113,395)	—	(2,300)	(742)	—	(9,782)	(655,983)

Remaining amortization period (year)		7.57	2.20	N/A	0.75	N/A	6.33	9.33	N/A	3.43

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses and administrative expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments

(a)	Credit Risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Cash and cash equivalents	(Won)	604,890	889,784
Trade accounts and notes receivable, net		3,789,332	3,883,433
Other accounts receivable, net		102,097	301,543
Available-for-sale financial assets		2,838	28,431
Financial assets at fair value through profit or loss		—	8,927
Deposits		65,613	42,522
Derivatives not used for hedging		—	9,254
Deposits in banks		815,000	1,503,000
Guarantee deposits with banks		613	13

	(Won)	5,380,383	6,666,907

In addition to the financial assets above, as of December 31, 2011 and 2010, the Company provides payment guarantees of (Won)50,606 million and (Won)188,155 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region was as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Domestic	(Won)	56,200	79,275
Euro-zone countries		612,236	713,217
Japan		138,265	246,753
United States		828,959	710,026
China		1,195,899	1,167,903
Taiwan		829,171	815,360
Others		128,602	150,899

	(Won)	3,789,332	3,883,433

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of won)	December 31, 2011			December 31, 2010
	Book value		Impairment loss	Book value	Impairment loss
Not past due	(Won)	3,777,383	(49)	3,864,433	(20)
Past due 1-15 days		953	(1)	10,833	—
Past due 16-30 days		4,885	(1)	6,098	(1)
Past due 31-60 days		5,762	(1)	228	(1)
Past due more than 60 days		403	(2)	1,865	(2)

	(Won)	3,789,386	(54)	3,883,457	(24)

The movement in the allowance for impairment in respect of receivables during the reporting period was as follows:

(In millions of won)
	2011		2010
Balance at the beginning of the year	(Won)	24	33
Bad debt expenses (reversal of allowance for doubtful accounts)		30	(9)

Balance at the end of the year	(Won)	54	24

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(b)	Liquidity Risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments, excluding the impact of netting agreements, as of December 31, 2011.

(In millions of won)
	Carrying amount		Contractual cash flows	6 months or less	6-12 months	1-2years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	(Won)	57,665	60,730	681	681	30,195	29,173	—
Unsecured bank loans		1,578,628	1,723,213	248,566	58,150	438,843	974,509	3,145
Unsecured bond issues		2,791,976	3,161,309	61,512	509,064	697,063	1,893,670	—
Financial liabilities at fair value through profit or loss		87,339	88,883	88,883	—	—	—	—
Trade accounts and notes payables		3,752,724	3,752,724	3,752,724	—	—	—	—
Other accounts payable		3,690,913	3,690,913	3,690,913	—	—	—	—
Payment guarantee		—	50,967	26,687	16,211	8,069	—	—
Derivative financial liabilities
Forward exchange contracts not used for hedging:
Outflow		6,969	185,423	185,423	—	—	—	—
Inflow		—	(178,400)	(178,400)	—	—	—	—

	(Won)	11,966,214	12,535,762	7,876,989	584,106	1,174,170	2,897,352	3,145

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)	As of December 31, 2011, there are no derivatives designated as cash flow hedges.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(c)	Currency Risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2011
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	284	14,269	—	5	14
Trade accounts and notes receivable	3,080	6,493	—	—	31
Other accounts receivable	2	—	159	—	—
Available-for-sale financial assets	5	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(2,263)	(33,375)	—	—	(5)
Other accounts payable	(55)	(25,815)	—	—	(7)
Debts	(1,020)	(6,000)	—	—	—
Bonds	(347)	(9,987)	—	—	—
Financial liabilities at fair value through profit or loss	(76)	—	—	—	—

Gross statement of financial position exposure	(390)	(54,364)	159	5	33

Forward exchange contracts	(160)	—	—	—	—
Net exposure	(550)	(54,364)	159	5	33

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(In millions)	December 31, 2010
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	389	133	—	6	—
Trade accounts and notes receivable	3,328	4,659	—	—	2
Other accounts receivable	11	7	3,170	—	—
Available-for-sale financial assets	9	—	—	—	—
Financial assets at fair value through profit or loss	—	—	228	—	—
Other assets denominated in foreign currencies	59	72		67	—
Trade accounts and notes payable	(1,618)	(15,683)	—	—	(1)
Other accounts payable	(45)	(15,430)	—	—	(9)
Debts	(1,085)	(71,889)	—	—	—
Bonds	(345)	(9,965)	—	—	—
Financial liabilities at fair value through profit or loss	(74)	—	—	—	—

Gross statement of financial position exposure	629	(108,096)	3,398	73	(8)

Forward exchange contracts	(420)	—	—	—	—
Net exposure	209	(108,096)	3,398	73	(8)

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate			Reporting date spot rate
	2011		2010	December 31, 2011		December 31, 2010
USD	(Won)	1,108.12	1,156.62	(Won)	1,153.30	1,138.90
JPY		13.91	13.20		14.85	13.97
TWD		37.71	36.71		38.13	39.08
EUR		1,541.88	1,533.33		1,494.10	1,513.60
PLN		375.28	383.99		338.65	381.77

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(ii)	Sensitivity analysis

A weakening of the won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated foreign currency as of December 31, 2011 and 2010, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit (or loss) before tax are as follows:

(In millions of won)	2011			2010
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	(Won)	(24,041)	(24,280)	9,022	8,633
JPY (5 percent weakening)		(30,601)	(30,601)	(57,236)	(57,236)
TWD (5 percent weakening)		230	230	5,033	5,033
PLN (5 percent weakening)		64	64	1,056	1,056
EUR (5 percent weakening)		1,869	1,869	(459)	(459)

A strengthening of the won against the above currencies as of December 31, 2011 and 2010 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(d)	Interest Rate Risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)	December 31, 2011		December 31, 2010
Fixed rate instruments
Financial assets	(Won)	1,422,728	2,527,662
Financial liabilities		(2,685,174)	(1,583,522)

	(Won)	(1,262,446)	944,140

Variable rate instruments
Financial assets	(Won)	600	67,195
Financial liabilities		(1,830,434)	(2,792,301)

	(Won)	(1,829,834)	(2,725,106)

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(ii)	Fair value sensitivity analysis for fixed rate instruments

The Company has recognized fixed rate convertible bonds as financial liabilities at fair value through profit or loss. As of December 31, 2011, the increase of the interest rate by 100 basis points would have decreased the Company’s equity and profit or loss by (Won)187 million and the decrease of the interest rate by 100 basis points would have increased the Company’s equity and profit or loss by (Won)189 million.

(iii)	Cash flow sensitivity analysis for variable rate instruments

For the years ended December 31, 2011 and 2010, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2011
Variable rate instruments	(Won)	(13,870)	13,870	(13,870)	13,870
December 31, 2010
Variable rate instruments	(Won)	(20,656)	20,656	(20,656)	20,656

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(e)	Fair Values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

(In millions of won)
	December 31, 2011			December 31, 2010
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	9,157	9,157	38,132	38,132
Financial assets at fair value through profit or loss		—	—	8,927	8,927
Derivatives		—	—	9,254	9,254

	(Won)	9,157	9,157	56,313	56,313

Assets carried at amortized cost
Cash and cash equivalents	(Won)	604,890	604,890	889,784	889,784
Trade accounts and notes receivable		3,789,332	3,789,332	3,883,433	3,883,433
Other accounts receivable		102,097	102,097	301,543	301,543
Deposits in banks		815,000	815,000	1,503,000	1,503,000
Deposits		65,613	65,613	42,522	42,522
Others		613	613	13	13

	(Won)	5,377,545	5,377,545	6,620,295	6,620,295

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	(Won)	87,339	87,339	84,338	84,338
Derivatives		6,969	6,969	956	956

	(Won)	94,308	94,308	85,294	85,294

Liabilities carried at amortized cost
Secured bank loans	(Won)	57,665	57,665	56,945	56,945
Unsecured bank loans		1,578,628	1,525,251	2,406,046	2,405,690
Unsecured bond issues		2,791,976	2,829,206	1,828,494	1,859,102
Trade accounts and notes payable		3,752,724	3,752,724	2,986,383	2,986,383
Other accounts payable		3,690,913	3,690,913	2,373,083	2,373,083

	(Won)	11,871,906	11,855,759	9,650,951	9,681,203

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2011	December 31, 2010
Derivatives	3.90%	3.31%
Debentures, loans and borrowings	4.19%	3.58%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

• Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

• Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

• Level 3:	inputs for the asset or liability that are not based on observable market data

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2011
Available-for-sale financial assets	(Won)	9,157	—	—	9,157
Financial liabilities at fair value through profit or loss	(Won)	(87,339)	—	—	(87,339)
Derivative financial liabilities		—	(6,969)	—	(6,969)

	(Won)	(87,339)	(6,969)	—	(94,308)

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2010
Available-for-sale financial assets	(Won)	12,047	—	26,085	38,132
Financial assets at fair value through profit or loss		8,927	—	—	8,927
Derivative financial assets		—	9,254	—	9,254

	(Won)	20,974	9,254	26,085	56,313

Financial liabilities at fair value through profit or loss	(Won)	(84,338)	—	—	(84,338)
Derivative financial liabilities		—	(956)	—	(956)

	(Won)	(84,338)	(956)	—	(85,294)

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

13.	Financial Instruments, Continued

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

Changes in Level 3 instruments for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
				Net realized/unrealized gains included in
	January 1, 2011		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels	December 31, 2011
December 31, 2011
Available-for-sale financial assets	(Won)	26,085	(34,257)	—	8,172	—	—

(In millions of won)
				Net realized/unrealized gains included in
	January 1, 2010		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels	December 31, 2010
December 31, 2010
Available-for-sale financial assets	(Won)	91,394	(56,548)	(380)	(8,381)	—	26,085
Financial assets at fair value through profit or loss		9,227	—	(300)	—	(8,927)	—

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)	December 31, 2011		December 31, 2010
Current
Short-term borrowings	(Won)	—	1,092,579
Current portion of long-term debt		714,268	812,577
Current portion of financial liabilities at fair value through profits or loss		87,339	—
Derivatives not used for hedging		6,969	956

	(Won)	808,576	1,906,112

Non-current
Won denominated borrowings	(Won)	366,629	19,143
Foreign currency denominated borrowings		1,003,371	738,692
Bonds		2,344,001	1,628,494
Financial liabilities at fair value through profits or loss		—	84,338

	(Won)	3,714,001	2,470,667

Above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of won, USD and JPY)
Lender	Annual interest rate as of December 31, 2011	December 31, 2011		December 31, 2010
Korea Development Bank and others(*)	—	(Won)	—	12,139
Shinhan Bank and others	—		—	643,215
Bank of Tokyo-Mitsubishi UFJ	—		—	139,708
Mizuho Bank	—		—	55,574
Bank of China	—		—	41,943
Woori Bank	—		—	200,000
Foreign currency equivalent			—	JPY63,889

		(Won)	—	1,092,579

(*)	The Company accounts for proceeds from sale of accounts receivables to this financial institutions as short term borrowings. As of December 31, 2011, no trade accounts and notes receivable, arising from export sales to the Company’s subsidiaries, were sold to financial institutions. The Company recognized (Won)1,545 million as interest expense in relation to the short-term borrowings resulted from the sale of accounts receivable from the subsidiaries during 2011.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

14.	Financial Liabilities, Continued

(c)	Long-term debt at the reporting date is as follows:

(In millions of won, USD and JPY)
Lender	Annual interest rate as of December 31, 2011(*)	December 31, 2011		December 31, 2010
Local currency loans
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%	(Won)	12,212		16,008
Woori Bank	3-year Korean Treasury Bond rate less 1.25%		4,048		4,048
	2.75%		4,557		2,883
Kookmin Bank	5.05%		50,000		—
National Agricultural Cooperative Federation	5.21%		200,000		—
Korea Exchange Bank	5.07%		100,000		—

Less current portion of long-term debt			(4,188)		(3,796)

		(Won)	366,629		19,143

Foreign currency loans
The Export-Import Bank of Korea	6ML+0.69%	(Won)	40,366		51,251
	6ML+1.78%		57,665		56,945
Korea Development Bank	3ML+0.66%~2.79%		423,567		271,212
Kookmin Bank and others	3ML+1.70%~1.90%		455,553		683,340
Sumitomo Bank Ltd.	3ML+1.80%		288,325		284,725

Foreign currency equivalent		USD	1,020	USD	1,085
		JPY	6,000	JPY	8,000

Less current portion of long-term debt			(262,105)		(608,781)

		(Won)	1,003,371		738,692

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

14.	Financial Liabilities, Continued

(d)	Details of the Company’s debentures issued and outstanding at the reporting date are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2011	December 31, 2011		December 31, 2010
Local currency debentures(*)
Publicly issued debentures	November 2012~ October 2016	4.24%~5.89%	(Won)	2,250,000		1,100,000
Privately issued debentures	—	—		—		200,000
Less discount on debentures				(6,721)		(3,699)
Less current portion of debentures				(299,658)		(200,000)

			(Won)	1,943,621		1,096,301

Foreign currency debentures
Floating-rate bonds	August 2012~ April 2013	3ML+1.80%~2.40%	(Won)	552,171		538,323

Foreign currency equivalent			USD	350	USD	350
			JPY	10,000	JPY	10,000

Less discount on bonds				(3,474)		(6,130)
Less current portion of debentures				(148,317)		—

			(Won)	400,380		532,193

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	87,339		84,338

Foreign currency equivalent			USD	76	USD	74
Less current portion of convertible bonds				(87,339)		—

			(Won)	—		84,338

			(Won)	2,344,001		1,712,832

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

14.	Financial Liabilities, Continued

(*)	Principal of the local and foreign currency debentures is to be repaid at maturity and interests are paid quarterly. The Company publicly issued the following debentures during the year ended December 31, 2011:

(In millions of won)
Issue date	Maturity date	Interest rate	Face amount
February 28, 2011	February 28, 2016	4.95%	(Won)	300,000
April 12, 2011	April 12, 2014	4.42%		300,000
August 25, 2011	August 25, 2016	4.32%		300,000
October 14, 2011	October 14, 2014	4.24%		140,000
October 14, 2011	October 14, 2016	4.51%		110,000

(e)	Details of the convertible bonds are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in won) per share	(Won)47,892

The Company designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. During the year ended December 31, 2010, put options attached to the convertible bonds amounting to USD484 million were exercised and the Company repaid USD531 million for the convertible bonds at 109.75% of the principal amount. Put options not exercised were expired.

The Company measured the convertible bonds at their fair value using the market quotes available at Bloomberg.

The Company is entitled to exercise a call option after three years from the date of issuance at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,075 to (Won)47,892 per share due to the Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2010.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

14.	Financial Liabilities, Continued

At the reporting date, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In won and share)
	December 31, 2011		December 31, 2010
Convertible bonds(*)	(Won)	61,617,600,000	61,617,600,000
Conversion price	(Won)	47,892	48,075
Common shares to be issued		1,286,594	1,281,697

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1. The face value of the convertible bonds amounted to USD66 million as of December 31, 2011 and 2010.

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Changes in inventories	(Won)	(152,745)	(473,660)
Purchase of raw material and merchandise		13,254,841	14,037,784
Depreciation and amortization		3,380,981	2,649,041
Outsourcing fee		3,362,392	2,822,652
Labor costs		1,795,052	1,628,264
Supplies and others		861,899	925,556
Utility expense		528,464	436,085
Fees and commissions		344,857	287,000
Shipping costs		174,860	223,945
After-sale service expenses		47,995	184,908
Others		1,080,066	1,190,437

	(Won)	24,678,662	23,912,012

Total expenses consist of cost of sales, selling, administrative, research and development expenses and others, excluding foreign exchange difference.

For the year ended December 31, 2011, other income and other expenses contained exchange differences amounting to (Won)839,497 million and (Won)902,400 million, respectively (for the year ended December 31, 2010 : (Won)929,703 million and (Won)1,035,080 million, respectively).

The expenses for the year ended December 31, 2010 were reclassified to conform to the criteria of classification for the year ended December 31, 2011.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Salaries	(Won)	120,640	132,562
Expenses related to defined benefit plan		18,201	13,628
Other employee benefits		31,902	29,560
Shipping costs		126,945	145,069
Fees and commissions		124,170	103,771
Depreciation		180,869	129,586
Taxes and dues		2,356	2,086
Advertising		135,988	87,868
After-sale service expenses		47,995	184,908
Others		79,012	90,501

	(Won)	868,078	919,539

The expenses for the year ended December 31, 2010 were reclassified to conform to the criteria of classification for the year ended December 31, 2011.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

17.	Employee Benefits

The Company’s primary defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company. The Company’s defined benefit plan, if legal requirements are satisfied, allows interim settlement upon the employee’s election. Subsequent to the interim settlement, service terms used in severance payment calculations for the defined benefit plan are remeasured from the settlement date.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Present value of partially funded defined benefit obligations	(Won)	486,519	360,231
Fair value of plan assets		(340,253)	(281,825)

	(Won)	146,266	78,406

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Opening defined benefit obligations	(Won)	360,231	260,029
Current service cost		107,036	87,757
Interest cost		18,985	14,711
Actuarial losses(gains) on plan liabilities (before tax)		24,984	(2,983)
Benefit payment		(24,190)	(13,866)
Transfers from related parties		(527)	1,805
Past service cost		—	12,778

Closing defined benefit obligations	(Won)	486,519	360,231

Defined benefit obligations are discounted using the interest rates of high quality corporate bonds.

(c)	Changes in fair value of plan assets for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Opening fair value of plan assets	(Won)	281,825	175,869
Expected return on plan assets		12,353	12,946
Actuarial gains on plan assets(before tax)		1,256	1,497
Contributions by employer directly to plan assets		60,000	100,000
Contributions directly from employer cash flow		9,009	5,379
Benefit payment		(24,190)	(13,866)

Closing fair value of scheme assets	(Won)	340,253	281,825

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Deposits with financial institution	(Won)	340,253	281,825

As of December 31, 2011, plan assets mainly consist of deposits in banks and others, which guarantee the payment of their principal and interest.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Current service cost	(Won)	107,036	87,757
Interest cost		18,985	14,711
Expected return on plan assets		(12,353)	(12,946)
Past service cost		—	12,778

	(Won)	113,668	102,300

The expense is recognized in the following line items in the statement of comprehensive income.

(In millions of won)
	2011		2010
Cost of sales	(Won)	87,044	81,225
Selling expenses		8,086	6,097
Administrative expenses		10,115	7,531
Research and development expenses		8,423	7,447

	(Won)	113,668	102,300

(f)	Cumulative amount of actuarial loss recognized in other comprehensive income for the years ended December 31, 2011 and 2010 is as follows:

(In millions of won)
	2011		2010
Cumulative amount at January 1.	(Won)	(11,240)	(14,406)
Recognized during the period		(17,669)	3,166

Cumulative amount at December 31	(Won)	(28,909)	(11,240)

(g)	Principal actuarial assumptions for the reporting period (expressed as weighted averages) are as follows:

	December 31, 2011	December 31, 2010
Expected rate of salary increase	5.6%	5.6%
Discount rate for defined benefit obligations	4.9%	5.5%
Expected long-term rate of return on assets	4.3%	4.4%

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

17.	Employee Benefits, Continued

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2011	December 31, 2010
Twenties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Thirties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Forties	Males	0.04%	0.04%
	Females	0.02%	0.02%
Fifties	Males	0.09%	0.09%
	Females	0.05%	0.05%

The overall expected long-term rate of return on assets is 4.3 percent. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

18.	Other Liabilities

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Current liabilities
Withholdings	(Won)	13,784	17,284
Unearned revenues		4,744	—
Share-based payment liabilities		4	473

	(Won)	18,532	17,757

Non-current liabilities
Long-term accrued expenses	(Won)	327,661	—
Long-term other accounts payable		222,495	314,290
Long-term unearned revenues		16,958	—
Other long-term employee benefits		—	16,031

	(Won)	567,114	330,321

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

19.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,231 million ((Won)1,420,104 million) in connection with its export sales transactions. As of December 31, 2011, no accounts and notes receivable were sold but are not past due.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million ((Won)691,980 million). The Company joined this program in April 2007 and this program was expired in October 2011. For the year ended December 31, 2011, no accounts and notes receivable were sold under this program.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts receivables up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions and, as of December 31, 2011, accounts and notes receivable amounting to USD24 million ((Won)28,084 million) were sold, with none of the underlying accounts and notes receivable being past due. In addition, in April 2011, the Company has an agreement with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD50 million ((Won)57,665 million) and as of December 31, 2011, accounts and notes receivable amounting to USD38 million ((Won)43,459 million) were sold to Standard Chartered Bank, with none of the underlying accounts and notes receivable being past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2011, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD70 million ((Won)80,731 million), USD20 million ((Won)23,066 million) with China Construction Bank, USD80 million ((Won)92,264 million) with Shinhan Bank, JPY2,000 million ((Won)29,703 million) with Woori Bank, USD70 million ((Won)80,731 million) with Bank of China, USD20 million ((Won)23,066 million) with Hana Bank, and JPY25,000 million ((Won)371,290 million) and USD60 million ((Won)69,198 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company obtained payment guarantees amounting to USD8.5 million ((Won)9,803 million) and EUR215 million((Won)321,232 million) from Royal Bank of Scotland and other various banks for a number of occasions including value added tax payments in Poland. As of December 31, 2011, the Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR27 million ((Won)40,226 million) term loan credit facility of LG Display Poland Sp. zo. o. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display America, Inc. with an aggregate amount of USD7 million ((Won)8,073 million) for principals and related interests. The Company provides payment guarantees on the accounts payable of L&T Display Technology (Xiamen) Limited up to the amount of USD2 million ((Won)2,307 million).

License agreements

As of December 31, 2011, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

19.	Commitments, Continued

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2011, the Company’s advances received from customer amount to USD1,080 million ((Won)1,245,564 million) in aggregate. The advances received will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD200 million ((Won)230,660 million) from Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the line of credit up to USD50 million ((Won)57,665 million), the Company provided part of its OLED machinery as pledged assets to the Export-Import Bank of Korea.

20.	Contingencies

Patent infringement lawsuit against Chimei Innolux Corp. and others

On December 1, 2006, the Company filed a complaint in the United States District Court for the District of Delaware against Chimei Innolux Corp. (formerly, Chi Mei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. Both AU Optronics Corp. and Chimei Innolux Corp. filed counter-claims against the Company claiming infringement of the patents. The Court bifurcated the Company’s trial against AU Optronics Corp., from the trial against Chimei Innolux Corp., holding the first trial against AU Optronics Corp. on June 2, 2009. On February 16, 2010, the Court found that four AU Optronics Corp. patents were valid and were infringed by the Company, and on April 30, 2010, the Court further found that the Company’s four patents were valid but were not infringed by AU Optronics Corp. However, the final judgment has not been rendered. In October and November 2010, the Company filed motions for reconsideration as to the Court’s findings. In September 2011, the Company and AU Optronics Corp. filed a stipulation for dismissal of the Delaware case and amicably settled the claims and counterclaims between the two parties. As of December 31, 2011, the stay of the Chimei Innolux case is still in place. The Company is unable to predict the ultimate outcome of the Chimei Innolux case.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2011, the Company is unable to predict the ultimate outcome of this case.

Anti-trust investigations and litigations

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

20.	Contingencies, Continued

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD400 million. The agreement resolved all federal criminal charges against the Company and LGDUS in the United States in connection with this matter.

On December 8, 2010, the European Commission (“the EC”) issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million. On February 23, 2011, the Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on the Company’s application. In November 2011, the Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, on February 21, 2012, the Competition Bureau of Canada terminated its investigation against the Company without any finding of violations or levying of fines.

On August 8, 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held on October 26, 2011. On December 2, 2011, the Korea Fair Trade Commission imposed a fine on the Company and certain of its subsidiaries of approximately (Won)31,378 million, and the Company filed an appeal of the decision with the Seoul Appellate Court on December 30, 2011.

Investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class is set to expire on April 13, 2012. In June 2011, the Company reached a settlement with the direct purchaser class, and the court issued preliminary approval of the settlement in October, 2011. Trial against the indirect purchaser plaintiff class is set to begin in April 2012.

Similar claims were filed separately by ATS. Claim, LLC, (assignee of Ricoh Electronics, Inc.), AT&T Corp. and its affiliates, Motorola, Inc., Electrograph Technologies Corp. and their respective related entities, all of which have been transferred to the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to the Company pursuant to a settlement agreement. In addition, in 2010, Trac Fone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliates, SB Liquidation Trust, and the trustee of the Circuit City Stores, Inc. Liquidation Trust, filed claims in the United States. In addition, in 2011, Office Depot, Inc. and T-Mobile U.S.A., Inc., Interbond Corp. of America (Brandsmart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), Tech Data Corp. and its affiliate, and AASI Creditor Liquidating Trust for All American Semiconductor Inc., and CompuCom Systems, Inc. filed similar claims. In 2012, ViewSonic Corp. filed similar claims. To the these claims were not filed in the MDL Proceedings, they have been transferred to the MDL Proceedings or motions have been made to transfer them to the MDL Proceedings.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

20.	Contingencies, Continued

In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oregon, South Carolina, Washington, West Virginia, Wisconsin and Oklahoma filed similar complaints against the Company and other LCD producers.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In February 2007, the Company and certain of its current and former officers and directors were named as defendants in a purported shareholder class action filed in the U.S. District Court for the Southern District of New York, alleging violation of the U.S. Securities Exchange Act of 1934. In May 2010, the Company reached an agreement in principle with the class plaintiffs to settle the action and the District Court granted final approval of the settlement on March 17, 2011.

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. The Company has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Company. Some of the information usually required by K-IFRS No. 1037, Provision, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation.

21.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of December 31, 2011, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2010 to December 31, 2011.

(b)	Reserves

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

22.	Retained Earnings

(a)	Retained earnings at the reporting date are as follows:

(In millions of won)
	December 31, 2011		December 31, 2010
Legal reserve	(Won)	140,594	122,703
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(28,909)	(11,240)
Retained earnings		5,470,733	6,658,564

	(Won)	5,650,669	6,838,278

(b)	For the years ended December 31, 2011 and 2010, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per an ordinary share)
	2011		2010
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	(Won)	6,461,765	5,655,916
Net income (loss)		(991,032)	1,002,648

		5,470,733	6,658,564

Appropriation of retained earnings (*)
Legal reserve		—	17,891
Cash dividend ((Won)500 per an ordinary share in 2010)		—	178,908

	(Won)	—	196,799

Unappropriated retained earnings carried forward to the following year	(Won)	5,470,733	6,461,765

(*)	For the years ended December 31, 2011 and 2010, the date of appropriation is March 9, 2012 and March 11, 2011, respectively.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

23.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Short-term benefits	(Won)	1,529	2,183
Expenses related to defined benefit plan		396	360
Other long-term benefits		—	606

	(Won)	1,925	3,149

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(b)	Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related parties for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	Sales and others			Purchases and others
	2011		2010	2011	2010
Subsidiaries	(Won)	20,696,144	21,025,952	3,842,628	3,237,224
Joint ventures		755,643	1,163,265	1,174	27,605
Associates		6,158	7	1,540,397	1,550,269
LG Electronics		1,001,844	1,113,747	344,465	553,493
Other related parties		41	174,521	23,859	304,492

	(Won)	22,459,830	23,477,492	5,752,523	5,673,083

Account balances with related parties at the reporting date are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2011		December 31, 2010	December 31, 2011	December 31, 2010
Subsidiaries	(Won)	3,428,624	3,609,801	859,659	405,814
Joint ventures		130,217	145,093	340,073	478,009
Associates		3	—	434,692	243,357
LG Electronics		86,924	111,408	98,232	138,479
Other related parties		—	—	3,042	1,847

	(Won)	3,645,768	3,866,302	1,735,698	1,267,506

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

24.	Revenue

Details of revenue for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Sales of goods	(Won)	23,347,515	24,900,837
Royalties		60,594	22,552
Others		63,200	80,868

	(Won)	23,471,309	25,004,257

25.	Other Income and Other Expenses

(a)	Details of other income for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Rental income	(Won)	4,032	3,338
Foreign currency gain		839,497	929,703
Gain on disposal of property, plant and equipment		642	2,289
Reversal of allowance for doubtful accounts for other receivables		170	9
Reversal of stock compensation cost		469	—
Commission earned		8,587	5,415
Others		5,273	26,475

	(Won)	858,670	967,229

(b)	Details of other expenses for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Other bad debt expenses	(Won)	—	13
Foreign currency loss		902,401	1,035,080
Loss on disposal of property, plant and equipment		96	211
Loss on disposal of intangible assets		1,588	—
Impairment loss on intangible assets		4,535	—
Anti-trust related expenses and others		149,622	309,975

	(Won)	1,058,242	1,345,279

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Salaries and wages	(Won)	1,441,766	1,364,658
Other employee benefits		263,494	218,825
Contributions to National Pension plan		54,118	40,553
Expenses related to defined benefit plan		113,668	102,300
Stock compensation cost		(469)	157

	(Won)	1,872,577	1,726,493

27.	Share-based Payment

(a)	The terms and conditions of share-based payment arrangements as of December 31, 2011 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	0.25 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Company before meeting the vesting requirement.
(*3)	If the appreciation of the Company’s share price is equal to or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

27.	Share-based Payment, Continued

(b)	The changes in the number of SARs outstanding for the years ended December 31, 2011 and 2010 are as follows:

(In number of shares)
	2011	2010
Balance at beginning of year	110,000	110,000
Forfeited or cancelled	—	—
Outstanding at end of year	110,000	110,000
Exercisable at end of year	110,000	110,000

(c)	The Company accounted for SARs at their fair value. The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	December 31, 2011	December 31, 2010
Risk free rate (*1)	3.40%	2.89%
Expected term (*2)	0.25 year	1.0 year
Expected volatility	48.37%	35.20%
Expected dividends (*3)	0%	0%
Fair value per share	(Won)29	(Won)4,296
Total carrying amount of liabilities (*4)	(Won)3,242,249	(Won)472,527,182

(*1)	Risk-free rates are interest rates of Korean government bonds with maturity of one year.
(*2)	As of December 31, 2011, the remaining contractual life is 3 months and the expected term is determined as 0.25 year.
(*3)	The Company expected dividend used is 0%.
(*4)	As of December 31, 2011, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

28.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Finance income
Interest income	(Won)	54,998	90,938
Dividend income		42,620	78,191
Foreign currency gain		75,488	71,564
Gain on disposal of available-for-sale securities		—	1,562
Gain on valuation of financial assets at fair value through profit or loss		—	662

	(Won)	173,106	242,917

Finance costs
Interest expense	(Won)	134,526	86,752
Foreign currency loss		91,852	106,073
Loss on valuation of financial assets at fair value through profit or loss		—	932
Loss on valuation of financial liabilities at fair value through profit or loss		1,935	2,419
Loss on disposal of financial assets at fair value through profit or loss		774	—
Loss on redemption of debentures		—	4,138
Impairment loss on investments		19,066	—
Loss on sale of trade accounts and notes receivable		228	358

	(Won)	248,381	200,672

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Net change in fair value of available-for-sale financial assets	(Won)	4,790	12,270
Tax effect		(939)	(2,699)

	(Won)	3,851	9,571

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

29.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Current tax expense (benefit)	(Won)	(5,481)	186,120
Deferred tax benefit		(345,462)	(136,763)

Income tax expense (benefit)	(Won)	(350,943)	49,357

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2011 and 2010 is as follows:

(In millions of won)
	2011
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	(Won)	4,790	(939)	3,851
Defined benefit plan actuarial loss		(23,728)	6,059	(17,669)

	(Won)	(18,938)	5,120	(13,818)

(In millions of won)
	2010
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	(Won)	12,270	(2,699)	9,571
Defined benefit plan actuarial gain		4,480	(1,314)	3,166

	(Won)	16,750	(4,013)	12,737

(c)	Reconciliation of effective tax rate at the reporting date is as follows:

(In millions of won)
	2011			2010
Profit (loss) for the period		(Won)	(991,032)		1,002,648
Income tax expense (benefit)			(350,943)		49,357

Profit (loss) excluding income tax			(1,341,975)		1,052,005

Income tax using the Company’s domestic tax rate	24.20%		(324,785)	24.20%	254,559
Non-deductible expenses	(1.38%)		18,504	7.90%	83,126
Tax credits	16.54%		(221,990)	(27.18%)	(285,913)
Change in unrecognized deferred tax assets	(14.02%)		188,190	0.00%	—
Change in tax rates	0.54%		(7,259)	0.00%	—
Others	0.27%		(3,603)	(0.23%)	(2,415)

Income tax expense (benefit)		(Won)	(350,943)		49,357

Effective tax rate			26.15%		4.69%

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

30.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2011, in relation to the temporary differences on investments in subsidiaries amounting to (Won)211,423 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

(b)	Unrecognized deferred tax assets

The Company did not recognize deferred income taxes on temporary differences related to the cumulative loss of subsidiary, as the possibility of recovering the deferred tax assets amounting to (Won)434,526 million, through events such as disposal of the related investments in the foreseeable future, is remote.

(c)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2011, the Company recognized deferred tax assets of (Won)829,048 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31,
	2012		2013	2014	2015
Tax credit carryforwards	(Won)	21,579	—	146,394	41,118

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

30.	Deferred Tax Assets and Liabilities, Continued

(d)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)
	Assets			Liabilities		Total
	December 31, 2011		December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Other accounts receivable, net	(Won)	—	—	(3,738)	(5,919)	(3,738)	(5,919)
Inventories, net		14,484	15,039	—	—	14,484	15,039
Available-for-sale financial assets		1,259	2,199	—	(6,983)	1,259	(4,784)
Defined benefit obligation		21,877	3,829	—	—	21,877	3,829
Derivative instruments		—	—	—	(2,008)	—	(2,008)
Accrued expenses		72,965	78,396	—	—	72,965	78,396
Property, plant and equipment		50,602	40,685	—	—	50,602	40,685
Intangible assets		1,105	—	—	—	1,105	—
Provisions		11,618	17,962	—	—	11,618	17,962
Gain or loss on foreign currency translation, net		13,616	81,075	(31,313)	(61,031)	(17,697)	20,044
Debentures		6,059	5,049	—	—	6,059	5,049
Others		13,970	15,783	(715)	—	13,255	15,783
Tax losses		329,068	—	—	—	329,068	—
Tax credit carryforwards		829,048	795,247	—	—	829,048	795,247

Deferred tax assets (liabilities)	(Won)	1,365,671	1,055,264	(35,766)	(75,941)	1,329,905	979,323

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

30.	Deferred Tax Assets and Liabilities, Continued

(e)	Changes in deferred tax assets and liabilities for the years ended December 31, 2011 and 2010 are as follows:

(In millions of won)
	January 1, 2010		Profit or loss	Other comprehensive income	December 31, 2010	Profit or loss	Other comprehensive income	December 31, 2011
Other accounts receivable, net	(Won)	(11,512)	5,593	—	(5,919)	2,181	—	(3,738)
Inventories, net		18,165	(3,126)	—	15,039	(555)	—	14,484
Available-for-sale financial assets		409	(2,494)	(2,699)	(4,784)	6,982	(939)	1,259
Defined benefit obligation		5,052	91	(1,314)	3,829	11,989	6,059	21,877
Derivative instruments		(647)	(1,361)	—	(2,008)	2,008	—	—
Accrued expenses		56,758	21,638	—	78,396	(5,431)	—	72,965
Property, plant and equipment		54,690	(14,005)	—	40,685	9,917	—	50,602
Intangible assets		(19,470)	19,470	—	—	1,105	—	1,105
Provisions		16,806	1,156	—	17,962	(6,344)	—	11,618
Gain or loss on foreign currency translation, net		7,414	12,630	—	20,044	(37,741)	—	(17,697)
Debentures		45,874	(40,825)	—	5,049	1,010	—	6,059
Others		8,862	6,921	—	15,783	(2,528)	—	13,255
Tax losses		—	—	—	—	329,068	—	329,068
Tax credit carry forwards		664,172	131,075	—	795,247	33,801	—	829,048

Deferred tax assets (liabilities)	(Won)	846,573	136,763	(4,013)	979,323	345,462	5,120	1,329,905

Statutory tax rate applicable to the Company is 24.2% for the year ended December 31, 2011.

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

31.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2011 and 2010 are as follows:

(In won and No. of shares)
	2011		2010
Profit (loss) for the period	(Won)	(991,032,212,443)	1,002,648,296,363
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share	(Won)	(2,770)	2,802

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings (loss) per share from January 1, 2010 to December 31, 2011.

(b)	There is no effect of dilutive potential ordinary shares due to the Company’s net loss for the year ended December 31, 2011. Diluted earnings per share for the year ended December 31, 2010 were as follows:

(In won and No. of shares)
	For the year ended December 31, 2010
Profit for the period	(Won)	1,002,648,296,363
Interest on convertible bond, net of tax		(18,345,174,214)
Adjusted income		984,303,122,149
Weighted-average number of common shares outstanding and common equivalent shares (*)		361,080,224

Diluted earnings per share	(Won)	2,726

(*)	Weighted-average number of common shares outstanding to calculate dilutive potential ordinary shares for the year ended December 31, 2010 is calculated as follows:

For the year ended December 31, 2010
Weighted-average number of common shares (basic)	357,815,700
Effect of conversion of convertible bonds	3,264,524

Weighted-average number of common shares (diluted) at December 31, 2010	361,080,224

LG DISPLAY CO., LTD.

Notes to the Financial Statements

For the years ended December 31, 2011 and 2010

31.	Earnings (Loss) per Share, Continued

(c)	The number of dilutive potential ordinary shares outstanding for the years ended December 31, 2011 and 2010 is calculated as follows:

	2011	2010
	Convertible bonds	Convertible bonds
Common shares to be issued	1,286,594	1,281,697	9,399,113
Period	January 1, 2011~ December 31, 2011	January 1, 2010~ December 31, 2010	January 1, 2010~ March 19, 2010
Weight	365 days / 365 days	365 days / 365 days	77 days / 365 days
Weighted-average number of common shares to be issued	1,286,594	1,281,697	1,982,827

32.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2011 and 2010 is as follows:

(In millions of won)
	2011		2010
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	(Won)	1,175,022	922,107

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

LG Display Co., Ltd.:

We have reviewed the accompanying Report on the Operation of Internal Accounting Control System (“IACS”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2011. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2011, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2011 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2011. We did not review the Company’s IACS subsequent to December 31, 2011. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 22, 2012

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of and for the year ended December 31, 2011 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operation of Internal Accounting Control System

To the Board of Directors and Audit Committee of LG Display Co., Ltd.

I, as the Internal Control over Financial Reporting (“ICFR”) Officer of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR for the year ending December 31, 2011.

The Company’s management, including myself, is responsible for designing and operating an ICFR. I assessed the design and operational effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable financial statements. I followed the Best Practice Guideline to evaluate the effectiveness of the ICFR design and operation.

Based on the assessment results, I believe that the Company’s ICFR, as of December 31, 2011, is effectively designed and operating, in all material respects, in conformity with the Best Practice Guideline.

January 16, 2012

James (Hoyoung) Jeong

Internal Control over Financial Reporting Officer

Young Soo Kwon

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd. (Registrant)

Date: March 1, 2012	By: /s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / IR Division